July 5, 2022
via edgar
Kathleen Collins Joyce Sweeney Division of Corporation Finance Office of Technology United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022 Form 10-Q For the Quarterly Period Ended March 31, 2022 Filed May 6, 2022 Form 8-K Furnished May 4, 2022 File No. 001-39243
Dear Ms. Collins and Ms. Sweeney:

Our firm represents Skillz Inc., a Delaware corporation (the “Company”). On behalf the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 15, 2022 containing comments on the above referenced filings (the “Comment Letter”). As discussed with Joyce Sweeney, and in part due to our inadvertent failure upon receipt to promptly identify, and inform the Company of, the Comment Letter, the Company requests additional time to respond to the Comment Letter. Based on discussion with Ms. Sweeney, the Company plans to provide a response to the Commission on or before July 19, 2022. Thank you for this courtesy.
Please contact the undersigned at 312-558-5979 should you require any additional information regarding this matter.
Sincerely,

/s/ Steven J. Gavin

Steven J. Gavin
Winston & Strawn LLP
cc: Natalie Wilmore